04013020

SECURI[…]MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-46569

RECEIVED AUG 0 6 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLDEN STATE MUTUAL SECURITIES Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 W. ADAMS BLVD.

(No. and Street)

LOS ANGELES (City) CA (State) 90018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLE HERMON 323 731-1131

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM JENKINS, III

(Name – *if individual, state last, first, middle name*)

2500 WILSHIRE BLVD., SUITE 509, LOS ANGELES, CA 90057

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden State Mutual Securities, as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORELEI LITTLE
Commission # 1276306
Notary Public - California
Los Angeles County
My Comm. Expires Oct 7, 2004

Signature

PRESIDENT

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 7TH DAY OF APRIL 2004
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- XX☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- Statement identifying firm's exemptive provision under SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Total	Common Stock	Retained Earnings
Balance December 31, 2001	$ 19,733	$ 76,568	$(56,835)
Net loss for the year ended December 31, 2002	(5,058)		(5,058)
Balance December 31, 2002	14,675	76,568	(61,893)
Sale of 100 shares of common Stock	10,000	10,000	
Net loss for the year ended December 31, 2003	(6,768)		(6,768)
Balance December 31, 2003	$ 17,907	$ 86,568	$(68,661)

The accompanying notes to financial statements
are an integral part of this statement.

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

In planning and performing my audit of the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) for the year ended December 31, 2003 and having issued my report thereon dated February 20, 2004, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by GSMSC in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Section K(1) of rule 15c3-3. I did not review the practices and procedures followed by GSMSC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because GSMSC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of GSMSC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which GSMSC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2003

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

TABLE OF CONTENTS

DESCRIPTION	PAGE NUMBER
Accountant's Report	1
Statement of Financial Position	2
Statement of Income (Loss)	3
Statement of Changes in Financial Position	4
Notes to Financial Statements	5,6
SUPPLEMENTAL INFORMATION:	
Independent Accountant's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	7
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Accountant's Report on Internal Control Structure Required by the Securities and Exchange Commission Rule 17a-5	9,10

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

ACCOUNTANT'S REPORT

To The Board of Directors and Stockholders
of Golden State Mutual Securities Corp.

I have audited the accompanying statement of financial position of Golden State Mutual Securities Corp. (A California Corporation) as of December 31, 2003 and 2002 and the related statements of income (loss), changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Golden State Mutual Securities Corp. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

William Jenkins III

Los Angeles, California
February 20, 2004

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CASH	$ 13,939	$ 10,137
PREPAID FEES	4,463	4,538
TOTAL	$ 18,402	$ 14,675
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCOUNTS PAYABLE	$ 495	
Total liabilities	495	
STOCKHOLDERS' EQUITY:		
Common stock	86,568	$ 76,568
Deficit	(68,661)	(61,893)
Total stockholders' equity	17,907	14,675
TOTAL	$ 18,402	$ 14,675

The accompanying notes to financial statements are an integral part of this statement.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE:		
Dealer commission income	$ 34,113	$ 31,136
Interest income	37	35
Total revenue	34,150	31,171
EXPENSES:		
NASD fees	5,033	4,944
Membership assessments	1,740	750
Computer services		300
Telephone	465	544
Office expenses	74	54
Auditing	2,322	2,302
Commission expenses	25,200	20,997
Salaries	2,583	2,667
Insurance	761	442
License and fees	235	281
Other	1,705	2,148
Total expenses	40,118	35,429
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(5,968)	(4,258)
PROVISION FOR INCOME TAXES	800	800
NET INCOME (LOSS)	(6,768)	(5,058)
DEFICIT-BEGINNING OF YEAR	(61,893)	(56,835)
DEFICIT-END OF YEAR	$(68,661)	$(61,893)

The accompanying notes to financial statements
are an integral part of this statement.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOW FROM OPERATIONS:		
Net income (loss)	$(6,768)	$ (5,058)
Changes In Operating Assets and Liabilities:		
(Increase) Decrease in operating assets:		
(Increase) Decrease in prepaids	75	(938)
Increase (Decrease) in accounts payable	495	
Cash flow from operations	(6,198)	(5,996)
CASH FLOW FROM FINANCING ACTIVITY:		
Common stock issued	10,000	
Cash flow from financing activity	10,000	
INCREASE (DECREASE) IN CASH FLOW	3,802	(5,996)
CASH BALANCE-BEGINNING	10,137	16,133
CASH BALANCE-ENDING	$ 13,939	$ 10,137

The accompanying notes to financial statements
are an integral part of this statement.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Organization:
Golden State Mutual Securities Corp. (the Corporation) was organized pursuant to the State of California's Corporation Laws. The corporation filed an application with the Securities Exchange Commission to operate as a broker-dealer and was accepted. The Corporation's business activity is limited to wholesaling and retailing of redeemable investment company shares and variable contracts on a "subscription" or "application" basis only. The activities being conducted are in connection with obtaining state licenses, recruiting and training personnel, and developing clients and markets. During prior years, the corporation was in its development stages.

Accounting Policy:
The corporation's accounting policy for start-up and other non-capital cost is, cost must be classified according to their nature as potentially deferrable or not deferrable and costs that are classified as potentially deferrable must be assessed for recoverability.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:
For purposes of balance sheet classification and the statement of cash flows, the Corporation defines its cash and cash equivalents to include cash on hand, demand deposits and investments, if any, with original maturities of three months or less, with essentially no market risk.

Income Taxes:
The Corporation has experienced operating losses since its inception. Net operating losses carried forward for the years ended December 31, 2003 and 2002 were $ 68,661 and $ 61,893 respectively. Since the Corporation has incurred operating losses, the provision for corporate income taxes represents the minimum taxes payable to the Franchise Tax Board. No net operating loss benefit has been recorded in the accompanying financial statements, because the periods for which operating profits will be generated could not be estimated.

Net Capital Requirements:
The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 6 and 2/3%. At December 31, 2003 and 2002, the Corporation had net capital of $ 13,444 and $ 10,137 respectively, which was in excess of its required net capital and its aggregate indebtedness as of December 31, 2003 was $ 495.

COMMON STOCK:
The Corporation has 5,000 shares of common stock authorized and had issued and outstanding shares as of December 31, 2003 and 2002 of 4,921 and 4,821 respectively. Shares issued and outstanding as of December 31, 2003 consisted of 4,771 shares, having a price per share of $15 and the remaining 150 shares, having a price per share of $100.

RELATED PARTY TRANSACTIONS:
The Corporation is 100% owned by Golden State Mutual Corporation, which is 100% owned by Golden State Mutual Life Insurance Company. Agreements have been executed whereby Golden State Mutual Life Insurance Company will provide personnel, facility and equipment for the corporation at a nominal annual fee. No amount has been charged to operations during the current period, nor any prior periods.

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

I have audited the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) as of and for the year ended December 31, 2003 and have issued my report thereon dated February 20, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Jenkins III

Los Angeles, California
February 20, 2004

SCHEDULE I

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

TOTAL STOCKHOLDERS' EQUITY	$ 17,907
NONALLOWABLE ASSETS:	
Prepaid fees	4,463
Total nonallowable assets	4,463
NET CAPITAL-DECEMBER 31, 2003	$ 13,444
RECONCILIATION WITH GSMSC'S' COMPUTATION (Included in Part II of Form X-17a-5 as of December 31, 2003):	
FOCUS Report	$ 13,444
Net Capital Per Above	$ 13,444
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities from statement of financial position	$ 495
Total aggregate indebtedness	$ 495
Percentage of aggregate indebtedness to net capital	3.68%

GOLDEN STATE MUTUAL SECURITIES CORP.
(A CALIFORNIA CORPORATION)

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

AS OF DECEMBER 31, 2003

WILLIAM JENKINS, III
CERTIFIED PUBLIC ACCOUNTANT

2500 WILSHIRE BOULEVARD
SUITE 509
LOS ANGELES, CALIFORNIA 90057
(213) 389-6522

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Golden State Mutual Securities Corp.

In planning and performing my audit of the financial statements of Golden State Mutual Securities Corp. (A California Corporation) (GSMSC) for the year ended December 31, 2003 and having issued my report thereon dated February 20, 2004, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by GSMSC in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by GSMSC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because GSMSC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of GSMSC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which GSMSC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that GSMSC was in compliance with the conditions of the exemption and that no facts came to my attention, indicating, that such conditions had not been complied with during the year ended December 31, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Jenkins III

Los Angeles, California
February 20, 2004